Exhibit 99.1

Ohmyhome Signs MOU for Potential Acquisition of a Leading Singapore Tech-enabled Property Management Company to Deliver Quality Services Directly to Customers’ Fingertips and Doorsteps

●	Upon successful closing of the transaction, thousands of residents in Singapore will immediately be able to access Ohmyhome’s quality services.

●	Post-integration of the technologies and operations of both companies will further bolster Ohmyhome’s suite of one-stop-shop services to both property developers and residents in Singapore and Southeast Asia.

Singapore, May 16, 2023 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”, “the Company”) is pleased to announce the signing of a non-legally binding Memorandum of Understanding (MOU) for the potential acquisition of a leading tech-enabled property management company in Singapore.

Over 300,000 families in Singapore reside in condominiums (multi-family high-rise apartment complexes with shared amenities and common spaces), and there are close to 20,000 additional units to be completed by the end of 2023. Residents interact regularly with the property management company of their condominium development for the needs of facilities booking, guest registration, moving and renovation approvals. Current processes are largely paper-based, heavily dependent on manpower which leads to inefficient communication and service delivery.

Upon successful closing of the transaction, thousands of residents in Singapore will immediately be able to access Ohmyhome’s latest homeowner dashboard, Homer AI, for quality information and content on their home value and latest property trends, as well as Ohmyhome’s quality services such as brokerage, renovation, cleaning, and handyman services directly on their fingertips. The streamlined services and strong vertical integration will provide additional value-add to the property development company in securing more projects for future growth.

“The property management industry in Singapore and Southeast Asia is fragmented. The time is ripe for both managing agents and residents to have a heightened level of experience working and living in their condominiums.” said Rhonda Wong, CEO of Ohmyhome. “Residents pay a recurring fee monthly and they want a service standard that is reflective of their lifestyle today. Many of these pain points can be alleviated through Ohmyhome.”

Race Wong, COO of Ohmyhome added, “With a data and mobile-based platform, residents will have easier access to their condominium facilities, information and trusted services for their homes via a single platform. This acquisition further solidifies our position as the leading one-stop-shop property solutions platform in Singapore.”

Post-integration of the technologies and operations of both companies will further bolster Ohmyhome’s suite of one-stop-shop services to both property developers and residents in Singapore and Southeast Asia.

The transaction is subject to the customary closing conditions and completion of regulatory review.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services for buying, selling, renting, and renovating homes. Since its launch in 2016, Ohmyhome has transacted over 13,100 properties. It is also the highest rated property transaction platform with more than 8,000 genuine reviews with an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singapore based company listed in the US in 2023 and the first women-only founded Proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to the property-related services, and to become the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward- looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 10th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit Investor Relation website: ir.ohmyhome.com